SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE  13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

INTERFACE, INC.

(Name of Issuer)

CLASS A COMMON STOCK ($0.10 PAR VALUE)

(Title of Class of Securities)

458665106

(CUSIP Number)

12/31/2002

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)
____________________

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE  13G

CUSIP No. 458665106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY): Ray C. Anderson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ (b) /X/
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 3,528,924
6. SHARED VOTING POWER None
7. SOLE DISPOSITIVE POWER 3,528,924
8. SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,542,424
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /_ /
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12.	TYPE OF REPORTING PERSON* IN

____________________________
* SEE INSTRUCTIONS BEFORE FILLING OUT!

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Information Statement Pursuant to Rules 13d-1 and 13d-2
(Amendment No. 12)

Item 1 (a)	NAME OF ISSUER:
Interface, Inc.
Item 1 (b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
2859 Paces Ferry Road, Suite 2000 Atlanta, Georgia 30339
Item 2 (a)	NAME OF PERSON FILING:
Ray C. Anderson
Item 2 (b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
2859 Paces Ferry Road, Suite 2000 Atlanta, Georgia 30339
Item 2 (c)	CITIZENSHIP:
United States of America
Item 2 (d)	TITLE OF CLASS OF SECURITIES:
Class A Common Stock ($0.10 Par Value)
Item 2 (e)	CUSIP NUMBER
458665106
Item 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable

Item 4 (a)	AMOUNT BENEFICIALLY OWNED:
As of December 31, 2002, I was the beneficial owner of 3,542,424 shares of Class A Common Stock for the purpose of Section 13(g) of the Securities Exchange Act of 1934 by virtue of Rule 13d-3. This ownership consisted of (i) 3,432,536 shares of Class B Common Stock (which are convertible on a one-for-one basis into shares of Class A Common Stock) owned directly by me; (ii) 13,500 shares of Class A Common Stock held of record by my wife (as to which I disclaim beneficial ownership); (iii) 71,000 shares of Class A or B Common Stock issuable upon the exercise of stock options which were exercisable on December 31, 2002 or within 60 days thereafter; and (iv) 25,388 shares of Class B Common Stock held by me through the Company’s Savings and Investment Plan.

Item 4 (b)	PERCENT OF CLASS:
If all of the Class B Common Stock I beneficially owned as of December 31, 2002 and all of the shares issuable upon the exercise of stock options that I beneficially owned of as December 31, 2002 (which stock options were exercisable on December 31, 2002 or within 60 days thereafter) were converted into Class A Common Stock, then as of December 31, 2002, I beneficially owned 7.4% of the outstanding Class A Common Stock, computed in accordance with Rule 13d-3.
Item 4 (c)	NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS:

(i)	Sole power to vote or to direct the vote: 3,528,924
(ii)	Shared power to vote or to direct the vote: None
(iii)	Sole power to dispose or to direct the vote: 3,528,924
(iv)	Shared power to dispose or to direct the vote: None.

Item 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not Applicable
Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not Applicable.
Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable.
Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not Applicable.
Item 9	NOTICE OF DISSOLUTION OF GROUP.
Not Applicable.

Item 10	CERTIFICATIONS:
Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ray C. Anderson Ray C. Anderson
Dated: February 4, 2003